Exhibit 99.4

Form 51-102F6

STATEMENT OF EXECUTIVE COMPENSATION

(for the year ended December 31, 2021)

This statement of executive compensation for The Very Good Food Company Inc. (“VERY”, the “Company”, “we” or “our”), dated as of May 16, 2022, is presented in accordance with National Instrument 51-102 – Continuous Disclosure Obligations and Form 51-102F6 – Statement of Executive Compensation.

This statement of executive compensation will be included in VERY’s information circular to be mailed to the holders (“Shareholders”) of its common shares (“Common Shares”) in connection with the annual and special meeting of Shareholders to be held in 2022.

DIRECTOR AND NAMED EXECUTIVE OFFICER COMPENSATION

In this section, “Named Executive Officer” or “NEO” means each of the following individuals:

(a)	the Company’s chief executive officer (the “CEO”);

(b)	the Company’s chief financial officer (the “CFO”);

(c)

each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

For the fiscal year ended December 31, 2021, VERY’s Named Executive Officers were:

•	Mitchell Scott, our former CEO;

•	James Davison, our former Chief Research and Development Officer (the “CRDO”);

•	Kamini Hitkari, our former CFO and Corporate Secretary; and

•	Ana Silva, our former President, Interim CFO and Interim Corporate Secretary.

Kamini Hitkari departed as CFO and Corporate Secretary on December 8, 2021 and was replaced by Ana Silva as Interim CFO and Interim Corporate Secretary on the same date. James Davison resigned as CRDO on April 1, 2022. Mitchell Scott’s employment as CEO was terminated on April 1, 2022. Ana Silva resigned as President, Interim CFO and Interim Corporate Secretary on April 22, 2022.

Overview

We operate in an emerging industry and rapidly evolving market. To succeed in this environment and to achieve our business and financial objectives, we need to attract, retain and motivate a highly talented team of executive officers.

The general objectives of our compensation program are:

•

provide market-competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to our success;

•	motivate our executive officers to achieve our business and financial objectives; and

•	align the interests of our executive officers with the long-term interest of Shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business.

The compensation of our executive officers includes three major elements: (i) base salary to provide day-to-day compensation; (ii) cash bonuses; and (ii) long-term equity incentives, which currently consist of options to purchase Common Shares (“Options”) granted from time to time under the Company’s stock option plan (“Option Plan”), to motivate our executive officers to achieve our business and financial objectives, and also align their interests with the long-term interests of Shareholders. Perquisites and personal benefits are not a significant element of compensation of our executive officers.

The compensation committee (the “Compensation Committee”) of the board of directors (the “Board”) oversees our compensation policies, processes and practices and has the responsibility of administering the compensation policies related to the directors and executive management of the Company, including Option-based awards.

The Compensation Committee is charged with reviewing, overseeing and evaluating our compensation policies. The current members of our Compensation Committee are Justin Steinbach (Chair) and Dela Salem, both of whom are independent directors as such term is defined by National Instrument 58-101 – Disclosure of Corporate Governance Practices. Dela Salem has over 11 years’ experience as Chartered Professional Accountant and Justin Steinbach has served as an executive in the food industry for several years, giving both the experience required to guide compensation for the Company. In addition, the Compensation Committee utilizes publicly disclosed compensation data from management information circulars. The Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of our Compensation Committee. Our Compensation Committee’s purpose is to assist the Board in: (i) the appointment, performance, evaluation and compensation of our senior executives; (ii) the recruitment, development and retention of our senior executives; (iii) the establishment of policies and procedures designed to identify and mitigate risks associated with the Company’s compensation policies and practices; (iv) developing compensation structure for our senior executives including salaries, annual and long-term incentive plans including plans involving equity issuances and other equity-based awards; (v) establishing policies and procedures designed to identify and mitigate risks associated with our compensation policies and practices; and (vi) assessing the compensation of our directors; (vii) developing benefit retirement and savings plans.

We will continue to evaluate our compensation philosophy and compensation program as circumstances require and review compensation on an annual basis. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to us if we were required to find a replacement for a key employee.

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Adjustments to base salaries are determined annually and may be increased based on the executive officer’s success in meeting or exceeding individual objectives, as well as to maintain market competitiveness. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive officer’s role or responsibilities.

Short-Term Incentives

For the year ended December 31, 2021, the Compensation Committee and the senior leadership team agreed that the short-term incentives, in the form of cash bonus awards, should be based on objectives and key results (“OKRs”) related to general direction of the business as opposed to certain financial targets, due to the Company being at an early development stage. For the year ended December 31, 2021, these OKRs included the following:

•	the successful commissioning of the Company’s facility in Vancouver, British Columbia, Canada;

•	beginning production at the Company’s facility in Patterson, California, United States;

•	expansion of the Company’s Canadian and US retail business; and

•	the launch of our new brand, The Very Good Cheese Co.

We will continue to evaluate our compensation philosophy and compensation program as circumstances require and review compensation on an annual basis. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to us if we were required to find a replacement for a key employee.

During the year ended December 31, 2021, based on the OKRs outlined above, all of the NEOs met their targets for receiving bonuses. As a result of her departure as CFO and Corporate Secretary on December 8, 2021, Kamini Hitkari received a pro-rated amount of her bonus for the year ended December 31, 2021. The bonus amount due to James Davison for the year ended December 31, 2021 was used to partially offset the amount outstanding under the loan agreement between James Davison and the Company dated as of November 16, 2021 and subsequently amended on November 23, 2021.

Long-Term Equity Incentives

We currently award long-term equity incentives in the form of Options under our Option Plan. The Option Plan is used to grant Options to directors, officers (including NEOs), employees and consultants of VERY, as additional compensation and as an opportunity to participate in the success of the Company. The granting of such Options is intended to align the interests of such persons with that of Shareholders.

In determining the number of Options to be granted to directors or executive officers (including NEOs), the Compensation Committee and the Board take into account, among other things:

•	the number of Options, if any, currently held by or previously granted to each director or executive officer;

•	position of the executive officer;

•	overall individual performance; and

•	anticipated contribution to our future success.

Summary Compensation Table

The following table provides information concerning compensation of the NEOs for the years ended December 31, 2021, 2020 and 2019.

Name and Principal Position	Year	Salary ($)	Option- Based Awards(9) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation / Benefits in Kind(7) ($)		Total Compensation ($)
				Annual Incentive Plan(6)	Long-term Incentive Plans
Mitchell Scott(1)(2) Former CEO	2021 2020 2019	295,962 83,539 51,594	2,163,439 59,727 59,742	171,000 171,000 Nil	Nil Nil Nil	Nil Nil Nil	20,811 309,600 Nil		2,651,212 623,866 111,336
James Davison(1)(3) Former CRDO	2021 2020 2019	285,000 81,000 43,333	2,163,439 59,727 59,742	171,000 171,000 Nil	Nil Nil Nil	Nil Nil Nil	33,534 300,828 Nil		2,652,973 612,555 103,075
Ana Silva(1)(4) Former President, Interim CFO and Interim Corporate Secretary	2021	254,808	4,271,510	157,258	Nil	Nil	8,077		4,683,576
Kamini Hitkari(5) Former CFO and Corporate Secretary	2021 2020	251,255 51,827	3,609,302 268,145	131,729 70,500	Nil Nil	Nil Nil	204,007 Nil	(8)	4,196,293 390,472

Notes:

(1)	Neither Mitchell Scott, James Davison nor Ana Silva received compensation for their role as directors.

(2)	Mitchell Scott resigned as a director and Chair of the Board on December 16, 2021. Mitchell Scott ceased being CEO of the Company on April 1, 2022.

(3)	James Davison ceased being CRDO and a director of the Company on April 1, 2022.

(4)

Ana Silva was appointed President on January 4, 2021 and Interim CFO and Interim Corporate Secretary of the Company on December 8, 2021 and ceased being President, Interim CFO and Interim Corporate Secretary and a director of the Company on April 22, 2022.

(5)	Kamini Hitkari ceased being CFO and Corporate Secretary of the Company on December 8, 2021.

(6)	Represents a cash bonus paid to the NEO.

(7)	This does not represent cash paid to the NEO.

(8)	In connection with her departure, Kamini Hitkari received an aggregate amount of $195,833 pursuant to the terms of the CFO Employment Agreement (as defined herein).

(9)

This does not represent cash paid to the NEO. The Company utilizes the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted to directors and officers. The use of Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the forecast future volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the stock options.

Outstanding Option-Based Awards

The following table sets forth information with respect to the unexercised Options granted under the Option Plan to the NEOs which were outstanding as of December 31, 2021.

Name and Principal Position	Number of Common Shares Underlying Unexercised Options	Option-Based Awards
		Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options ($)(1)
Mitchell Scott(2) Former CEO	450,000 450,000 525,000	0.25 0.25 7.03	June 30, 2022 June 30, 2022 June 30, 2022	306,000 306,000 Nil
James Davison(3) Former CRDO	450,000 450,000 525,000	0.25 0.25 7.03	June 30, 2022 June 30, 2022 June 30, 2022	306,000 306,000 Nil
Ana Silva(4) Former President, Interim CFO and Interim Corporate Secretary	425,000 500,000 150,000	7.03 6.21 3.70	July 21, 2022 July 21, 2022 July 21, 2022	Nil Nil Nil
Kamini Hitkari(5) Former CFO and Corporate Secretary	250,000 250,000 425,000	1.68 6.21 7.03	March 8, 2022 March 8, 2022 March 8, 2022	Nil Nil Nil

Notes:

(1)

The value shown is the product of the number of Common Shares underlying the Option multiplied by the difference between the Common Share TSXV closing price on December 31, 2021 of $0.93 and the exercise price.

(2)	Mitchell Scott resigned as a director and Chair of the Board on December 16, 2021. Mitchell Scott ceased being CEO of the Company on April 1, 2022.

(3)	James Davison ceased being CRDO and a director of the Company on April 1, 2022.

(4)

Ana Silva was appointed President on January 4, 2021 and Interim CFO and Interim Corporate Secretary of the Company on December 8, 2021 and ceased being President, Interim CFO and Interim Corporate Secretary and a director of the Company on April 22, 2022.

(5)	Kamini Hitkari ceased being CFO and Corporate Secretary of the Company on December 8, 2021.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information with respect to the value of Options vested during the year ended December 31, 2021 as well as the cash bonuses granted to the NEOs during the year ended December 31, 2021.

Name and Principal Position	Option-Based Awards Value Vested During Year ($)(1)	Non-Equity Incentive Plan Compensation Value earned during the year ($)
Mitchell Scott(2) Former CEO	Nil	171,000

Name and Principal Position	Option-Based Awards Value Vested During Year ($)(1)	Non-Equity Incentive Plan Compensation Value earned during the year ($)
James Davison(3) Former CRDO	Nil	171,000
Ana Silva(4) Former President, Interim CFO and Interim Corporate Secretary	Nil	157,258
Kamini Hitkari(5) Former CFO and Corporate Secretary	Nil	131,729

Notes:

(1)

The value shown is the product of the number of Common Shares underlying the Option multiplied by the difference between the Common Share TSXV closing price on December 31, 2021 of $0.93 and the exercise price.

(2)	Mitchell Scott resigned as a director and Chair of the Board on December 16, 2021. Mitchell Scott ceased being CEO of the Company on April 1, 2022.

(3)	James Davison ceased being CRDO and a director of the Company on April 1, 2022.

(4)

Ana Silva was appointed Interim CFO and Interim Corporate Secretary of the Company on December 8, 2021 and ceased being President, Interim CFO and Interim Corporate Secretary and a director of the Company on April 22, 2022.

(5)	Kamini Hitkari ceased being CFO and Corporate Secretary of the Company on December 8, 2021.

Terms of Employment Agreements with our Named Executive Officers

Mitchell Scott – Former CEO

We had previously entered into an employment agreement dated September 9, 2020, as amended November 21, 2020, with Mitchell Scott, which replaced his prior employment agreement dated August 15, 2019 (the “CEO Employment Agreement”). The CEO Employment Agreement was terminated on April 1, 2022.

James Davison – Former CRDO

We had previously entered into an employment agreement dated September 9, 2020, as amended November 21, 2020, with James Davison, which replaced his prior employment agreement dated August 15, 2019 (the “CRDO Employment Agreement”). The CRDO Employment Agreement was terminated on April 1, 2022.

Ana Silva – Former President, Interim CFO & Interim Corporate Secretary

We had previously entered into an employment agreement dated September 15, 2020 with Ana Silva, our former President, Interim CFO and Interim Corporate Secretary (the “President Employment Agreement”). The President Employment Agreement was terminated on April 22, 2022.

Kamini Hitkari – Former CFO & Corporate Secretary

We had previously entered into an employment agreement dated August 24, 2020, as amended on November 21, 2020, with Kamini Hitkari, our CFO (the “CFO Employment Agreement”). The CFO Employment Agreement was terminated on December 8, 2021 and Kamini Hitkari received an aggregate amount of $195,833 pursuant to the terms of the CFO Employment Agreement.

Performance Graph

The following graph illustrates the cumulative return to Shareholders of a $100 investment in Common Shares from June 16, 2020 to December 31, 2021, as compared to the cumulative total return on the Nasdaq Composite Total Return Index for the same period.

	June 16, 2020	December 31, 2020	December 31, 2021
VERY	$100.00	$457.89	$337.89
Nasdaq Composite Total Return Index	$100.00	$102.75	$84.08

The trend shown in the above graph does not necessarily correspond to the Company’s trend of compensation for the NEOs for the period disclosed above. The Company considers a number of factors in connection with its determination of appropriate levels of compensation including, but not limited to, the demand for and supply of skilled professionals with experience in our industry, individual performance, the Company’s performance (which is not necessarily tied exclusively to the trading price of the Common Shares on the TSXV/Nasdaq and other factors discussed under “Overview” above).

Director Compensation

VERY’s director compensation program is designed to attract and retain strong talent to serve on the Board, taking into account the risks and responsibilities of being an effective director. Pursuant to the program, independent directors receive cash retainer fees for Board meetings which are paid on a quarterly basis and annual Option grants under the Option Plan.

Summary Compensation Table

The following table sets forth information concerning compensation paid to the non-employee directors for the year ended December 31, 2021.

Name	Fees Earned ($)	Option-Based Awards ($)(1)	Pension Value ($)	All Other Compensation/ Benefits in Kind ($)(2)	Total ($)
Dela Salem Director	8,000	618,125	Nil	Nil	626,125
William (Bill) Tolany Director	28,962	942,719	Nil	Nil	971,681
Justin Steinbach Director	21,597	77,175	Nil	Nil	98,772
Sarah Hardy(3) Former Director	4,000	618,125	Nil	Nil	622,125

Notes:

(1)

This does not represent cash paid to the director. The actual value of the Options granted to the directors will be determined based on the market price of the Common Shares at the time of exercise of such Options, which may be greater or less than grant date fair value reflected in the table above. See “Outstanding Option-Based Awards”. The Company utilizes the Black-Scholes Option Pricing Model to estimate the fair value of stock options and warrants granted to directors and officers. The use of Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the forecast future volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the stock options.

(2)	Nil indicates that no other compensation was paid or otherwise provided, indirectly or directly, by the Company to a director in any capacity, under any other arrangement.

(3)	Sarah Hardy ceased being director on June 29, 2021 and a consultant of the Company on April 12, 2022.

Outstanding Option-Based Awards

The following table sets forth information with respect to the unexercised Options granted under the Option Plan to the non-employee directors which were outstanding as of December 31, 2021.

Name	Number of Common Shares Underlying Unexercised Options	Option-Based Awards
		Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(1)
Dela Salem Director	75,000 150,000	0.25 7.03	January 1, 2025 January 29, 2026	51,000 Nil
William (Bill) Tolany Director	150,000	8.86	December 5, 2025	Nil
Justin Steinbach Director	15,000 100,000	3.41 3.41	October 7, 2022 October 7, 2026	Nil Nil
Sarah Hardy(2) Former Director	75,000 150,000	0.25 7.03	July 11, 2022 July 11, 2022	51,000 Nil

Notes:

(1)

The value shown is the product of the number of Common Shares underlying the Option multiplied by the difference between the Common Share TSXV closing price on December 31, 2021 of $0.93 and the exercise price.

(2)	Sarah Hardy ceased being director on June 29, 2021 and a consultant of the Company on April 12, 2022.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of Options vested during the year ended December 31, 2021 as well as the cash bonuses granted to directors during the year ended December 31, 2021.

Name	Option-Based Awards Value Vested During Year ($)(1)	Non-Equity Incentive Plan Compensation Value earned during the year ($)
Dela Salem Director	Nil	N/A
William (Bill) Tolany Director	Nil	N/A
Justin Steinbach Director	Nil	N/A
Sarah Hardy(2) Former Director	Nil	N/A

Notes:

(1)

The value shown is the product of the number of Common Shares underlying the Options that vested during the year multiplied by the difference between the Common Share TSXV closing price on the respective days the Options vested and the exercise price of the respective Options that vested.

(2)	Sarah Hardy ceased being director on June 29, 2021 and a consultant of the Company on April 12, 2022.

Share Ownership

As of December 31, 2021, our directors and NEOs from 2021, as a group, beneficially own, or control or direct, directly or indirectly, 30,993,796 Common Shares, representing approximately 25.2% of the issued and outstanding Common Shares as of such date, plus the number of Common Shares underlying Options and/or warrants that are exercisable within 60 days for the directors and NEOs (calculated in accordance with SEC rules).

Directors

The following table states the number of Common Shares beneficially owned as of December 31, 2021 by each of our 2021 non-NEO directors. The persons listed below are deemed to be the beneficial owners of Common Shares underlying options and/or warrants that are exercisable within 60 days from the above date. The percentages shown below are based on an aggregate total of 118,498,464 outstanding Common Shares as of December 31, 2021, plus the number of Common Shares underlying Options and/or warrants that are exercisable within 60 days for the indicated beneficial owner.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned		Percent of Outstanding Common Shares
Dela Salem	228,800	(1)	*
William (Bill) Tolany	150,000	(2)	*
Justin Steinbach	15,000	(3)	*
Sarah Hardy	215,625	(4)	*

*	Denotes less than 1% of outstanding Common Shares.

Notes:

(1)	Includes 150,000 Options which are exercisable within 60 days of December 31, 2021.

(2)	Consists of 150,000 Options which are exercisable within 60 days of December 31, 2021.

(3)	Consists of 15,000 Options which are exercisable within 60 days of December 31, 2021.

(4)	Includes 150,000 Options which are exercisable within 60 days of December 31, 2021.

2021 NEOs

The following table states the number of Common Shares beneficially owned by each of our NEOs as of December 31, 2021. The persons listed below are deemed to be the beneficial owners of Common Shares underlying Options and/or warrants that are exercisable within 60 days from the above date. The percentages shown below are based on an aggregate total of 118,498,464 outstanding Common Shares as of December 31, 2021, plus the number of Common Shares underlying Options and/or warrants that are exercisable within 60 days for the indicated beneficial owner. None of the 2021 NEOs are currently employed with the Company.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned		Percent of Outstanding Common Shares
James Davison	13,802,500	(1)	11.5%
Kamini Hitkari	606,250	(2)	*
Ana Silva	797,338	(3)	*
Mitchell Scott	15,087,033	(4)	12.6%

*	Denotes less than 1% of outstanding Common Shares.

Notes:

(1)

Includes 1,162,500 Options which are exercisable within 60 days of December 31, 2021. Mr. Davison shares beneficial ownership of 6,000,000 Common Shares with his spouse, Tania Christina Ellen Friesen. Based on information in a Schedule 13G filed by James Davison on February 18, 2022.

(2)	Includes 606,250 Options which are exercisable within 60 days of December 31, 2021.

(3)	Includes 762,500 Options which are exercisable within 60 days of December 31, 2021.

(4)	Includes 1,162,500 Options which are exercisable within 60 days of December 31, 2021. Based on information in a Schedule 13G filed by Mitchell Scott on February 15, 2022.

Major Shareholders

As of December 31, 2021, the Company has three major Shareholders. Mitchell Scott, James Davison and Tania Christina Ellen Friesen. Tania Christina Ellen Friesen is the spouse of James Davison and shares the beneficial ownership of the 6,000,000 Common Shares with Mr. Davison. These 6,000,000 Common Shares make up 5.1% of the outstanding Common Shares. For information on Mitchell Scott and James Davison’s share ownership, see “Share Ownership—2021 NEOs” above.

The major Shareholders do not have different voting rights than other Shareholders.